[Logo]COMPANHIA       AWARD                    LEVEL 1 ADR - American Depositary
      FORCA E LUZ     [Logo]      [logo]       Receipts
      CATAGUAZES      ABRADEE  Ticket Symbol   USA
      LEOPOLDINA                   FLCL        Ticket Symbol
                                               CFLPY - Preferred Class "A"
                                               CFLCY - Common



         Investor Relations Monthly Report - October 31st, 2004 Edition

Ivan Botelho III SHP to undergo operating tests at the at the end of November Construction work on the Ivan Botelho III SHP (the new name of the Triunfo SHP), which will have an annual production capacity of 120 GWh (24.4 MW), is nearing completion and commissioning tests on the generating units and filling of the reservoir are projected to begin at the end of November, with the two generators coming into full operation in December this year.

The concrete construction work on the spillway and the water caption area is finished, and 95% of the assembly work on the locks, the induced channel and the execution work on the earth dam is finished. The electrical assembly of the substation has also now been finished.

This is the final SHP to be completed of the 5 SHPs comprising the Sistema Cataguazes-Leopoldina's project to expand generation of its own energy. Construction work began on the 5 SHPs simultaneously in mid-2002.

The Sistema Cataguazes-Leopoldina's electrical energy generation plant is currently comprised of 19 SHPs (total installed capacity of 105 MW and annual production of 525 GWh) and 50% of a thermoelectric power station (the 87 MW Juiz de Fora Thermoelectric power station, with annual production capacity of 670
GWh).

Cataguazes-Leopoldina posts consolidated revenue of R$ 1.182 billion in 9 months

Cataguazes-Leopoldina posted consolidated gross operating revenue of R$ 1.182 billion during the first nine months of 2004, which represents an increase of 28% compared to the same period in 2003. Consolidated sales amounted to 4,875 GWh, a rise of 7.3%. However, if we consider only the retail market, sales fell by 2.3% (2.8% in the CFLCL holding company area) for the same period, due to the loss of free consumers, who are being billed for using the distribution system, considerably lessening the financial losses from lower energy sales. It should be noted that if the energy demanded in the retail market by the aforesaid free consumers were considered in CFLCL's energy balance sheet, the consolidated energy consumption in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina would reveal a 4.5% rise in the first nine months of 2004 compared to the same period in 2003.

                                      Comparison among CFLCL, CENF, Energipe, CELB e Saelpa
                                       Operating Indicators - January to September of 2004

            ---------------------------------------------------------------------------------------------
                                            CFLCL      CENF   Energipe   CELB     Saelpa   Consolidated
                                         ----------------------------------------------------------------
             Gross Revenue - R$ million       241         68      347        80     417        1,182
             Growth % (*)                      24         33       21        23      33           28
             Electricity Sales - GWh          786        240    1,412       408   1,768        4,875
               Retail Market                  705        211    1,220       403   1,721        4,260
                  o  Residential              221         93      351        90     553        1,308
                  o  Industrial               222         44      394       219     526        1,405
                  o  Commercial                98         43      204        52     253          650
                  o  Other classes            164         31      271        42     389          897
               Whosale + Other                 81         29      192         5      47          615
             Sales Increase - % (*)         + 7.4      + 2.9    - 8.2     - 1.9   + 2.7        + 7.3
                Retail Market               - 2.8       +1.3    -11.4     + 3.7   + 3.7        - 2.3
                  o  Residential            - 0.6          -    + 5.4     + 3.5   + 3.5        + 3.1
                  o  Industrial             - 8.3      - 0.4   - 31.9     + 3.8    +5.7       - 10.7
                  o  Commercial                 -      + 4.9    + 4.4     + 3.9   + 1.5        + 2.6
                  o  Other classes          + 0.7      + 2.6    + 0.5     + 3.2   + 2.7        + 1.7
            (*) In relation to the same period of 2003.
           ---------------------------------------------------------------------------------------------


For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6317 / 3429-6480
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: (021) 2122-6931 / 2122-6980
http://www.cataguazes.com.br or e-mail para: stockinfo@cataguazes.com.br --------------------------- Mauricio Perez Botelho
                          Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.